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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 4)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

  The response to Item 3 is hereby amended by adding the following after the final paragraph of Item 3:

    (c) Retention Plans. As a result of the Company's concern about the disruptive effects of the Offer on the Company's employees, the Company retained, on August 19, 1998, the independent consulting firm of William M. Mercer, Incorporated to advise the Board and to evaluate the possibility of implementing an employee retention program. Meetings of the Board's Compensation Committee were held on August 20, 1998 and August 27, 1998. At a Board meeting held on September 2, 1998 and pursuant to a recommendation from the Board's Compensation Committee, the Board authorized the Company to implement two separate plans (collectively, the "Plans") to assist the Company in retaining its employees during times of uncertainty, and to keep such persons focused on their jobs and the business of the Company during such times so that the Company can continue to execute its business plan. William M. Mercer, Incorporated, assisted and advised the Board and its Compensation Committee in formulating the terms of each Plan. Each Plan is summarized below. Each of the summaries is qualified in its entirety by reference to the full text of each of the Plans; a copy of each of the Management Retention Plan and the Employee Retention Plan, is filed as
  Exhibit 19 and 20, respectively, to this statement, and is incorporated by reference herein.

    On September 9, 1998, the Company sent a letter to its employees who are participating in the Plans. A copy of the form of such letter is filed as
  Exhibit 21 to this statement.

    Management Retention Plan. The Management Retention Plan (the "Management Plan") provides retention and severance benefits for designated executive officers, vice presidents and employees with comparable responsibility to executive officers or vice presidents. There are three components to the Management Plan: (i) severance payments, (ii) post-employment coverage under the Company's group health, dental and life insurance plans, and
  (iii) pro-rated bonus payments.

    The total potential severance payment is based on a multiple of annual target bonus and/or annual base salary, with the level of payment related to the participant's job level. The multiplier ranges from 150% of annual base salary up to 250% of annual base salary and commission or annual average bonus. The severance payment will be paid only if the participant is involuntarily terminated without cause, or is constructively terminated, within twelve months following a change of control. The severance payment is offset by any severance cash payments required by law or contract.

    In the event of an involuntary termination without cause, or constructive termination, within twelve months following a change of control, the participant (and, if covered prior to the change of control, his or her dependents) receives continued group health, dental and life insurance coverage. The Company is required to pay the same percentage of the related insurance premiums as were paid prior to the change of control. The Company continues to make these premium payments for a period ranging from one and one-half years to two and one-half years (depending on the participant's job level), or, if earlier, until the participant becomes covered under comparable benefit plans of another employer.


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    Under the Management Plan, participants are eligible to be paid their prorated annual target bonus for the year in which the change of control occurs. This payment is in lieu of any bonus otherwise payable under the annual incentive plan. The proration is made by multiplying the annual target bonus by a fraction, the numerator of which is the number of days in the Company's fiscal year that have elapsed prior to the change of control and the denominator of which is three hundred and sixty-five. The pro-rated bonus is paid to those executive officers and vice-presidents who remain employed until the last day of the fiscal year in which the change of control occurs or who are involuntarily terminated without cause or are constructively terminated prior to the end of the fiscal year, but following a change of control.

    Employee Retention Plan. The Employee Retention Plan (the "Employee Plan") provides severance benefits for employees who are not participants in the Management Retention Plan. It provides for a severance payment of two weeks' base salary for each full year of employment with the Company up to and including the date of a change of control. The severance payment will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control, with a minimum payment of three months (or six months for director-level employees and up to approximately 10% of the employee population designated as key contributors by the chief executive officer). The severance payment is offset by any severance cash payments required by law or contract.

    Golden Parachute Excise Tax And Non-Deductibility. In general, benefits and payments under the Management Plan and the Employee Plan are subject to reduction, if, in the opinion of the Company's independent accountants, the golden parachute excise tax and non-deductibility provisions of the Internal Revenue Code would otherwise be triggered. In such event, a participant's benefits may be reduced to the largest amount that would not trigger the golden parachute excise tax and non-deductibility provisions. In the case of the Company's chief executive officer and certain other participants under the Management Plan, benefits under the Management Plan are only reduced to avoid triggering the golden parachute excise tax and non-deductibility provisions if so doing would maximize the after-tax economic benefit to such officers, as determined by the Company's independent accountants.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

    On September 10, 1998, Mentor announced that the expiration of the Offer had been extended to October 6, 1998. On September 10, 1998, the Company issued a press release relating to Mentor's announcement. A copy of this press release is included as Exhibit 22 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

  Exhibit 19 Management Retention Plan.
  Exhibit 20 Employee Retention Plan.
  Exhibit 21 Letter to Employees Regarding the Retention Plans.
  Exhibit 22 Press Release of the Company dated September 10, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1998
                                          QUICKTURN DESIGN SYSTEMS, INC.

                                          By:  /s/ Keith R. Lobo
                                            -----------------------------------
                                              Keith R. Lobo
                                              President and Chief Executive
                                              Officer

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